Exhibit 4.1

DESCRIPTION OF COMMON STOCK

The following is a summary of the material terms of the common stock of Innospec Inc., a Delaware corporation (the “Company,” “Innospec,” “we,” “our” or “us”). Because it is only a summary, it may not contain all of the information that may be important to you, and should be read in conjunction with the restated certificate of incorporation of the Company (the “Certificate of Incorporation”), the amended and restated bylaws of the Company (the “Bylaws”), the Company’s Corporate Governance Guidelines and applicable Delaware law.

General

The Company is authorized by its Certificate of Incorporation to issue 50 million total of shares of all classes of stock, consisting 40 million shares of Common Stock, par value $.01 per share (“Common Stock”) and of 10 million shares preferred stock, par value $.01 per share (“Preferred Stock”). The Board is authorized to provide for the issuance of shares of Preferred Stock in one or more series and to determine, with respect to any series, the terms and rights of such series.

Dividend and Liquidation Rights

Subject to any preferential or other rights of any outstanding series of Preferred Stock that may be designated by the Board of Directors of the Company (the “Board”), the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from available funds, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to holders of Common Stock.

Voting Rights

Each share of Common Stock has one vote per share. Holders of Common Stock are entitled to vote on all matters to be voted on by stockholders. The holders of our Common Stock do not have cumulative voting rights.

Company Bylaws provide for a plurality of shares present in person or represented by proxy voting standard for the election of directors. While directors are elected by a plurality vote, the Company’s Corporate Governance Guidelines requires that any nominee who receives more “withheld” votes than “for” votes, must submit a resignation which is subject to acceptance or rejection by the Board.

Other Rights

The Company’s Common Stock is not liable to further calls or assessment. Holders of the Company’s Common Stock have no preemptive rights. The Common Stock cannot be redeemed and does not have any conversion rights or sinking fund provisions.

Provisions of our Certificate of Incorporation and our Bylaws that Could Delay or Prevent a Change in Control

The Company’s Certificate of Incorporation and Bylaws contain provisions which could make it difficult to obtain control of the Company if the Board does not approve the transaction. The provisions include the following:

Classified Board of Directors

The Board is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms such that approximately a third of directors are up for election each year. Therefore, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. As a result, the Company’s classified Board may discourage proxy contests for the election of directors or purchases of a substantial block of Common Stock because its provisions could operate to prevent obtaining control of the Board in a relatively short period of time. The classification provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, because Section 141(k)(1) of the Delaware General Corporation Law provides that a director serving on a classified board of directors may be removed only for cause, a classified Board could delay stockholders who do not agree with the policies of the Board from replacing a majority of the Board for two years unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote.

Special Meetings of Stockholders and Action by Written Consent

The By-laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or the Board. The Certificate of Incorporation also requires that stockholder action be taken at a meeting of stockholders and prohibits action by written consent.

Advance Notice Provisions

The Company’s Bylaws generally require that for a stockholder to nominate a director or bring other business before an annual meeting, the stockholder must deliver written notice to the Secretary of the Company not less than 60 nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

Certain Business Combinations

The Certificate of Incorporation generally provides that, whether or not a vote of the stockholders is otherwise required, the affirmative vote of the holders of not less than 80% of the outstanding voting shares of the Company shall be required for the approval or authorization of any Business Combination with an Interested Stockholder or any affiliate or associate of an Interested Stockholder. However, a Business Combination will not be subject to such voting threshold if the Business Combination was approved by two-thirds of the Board or the consideration satisfies pricing levels specified in the Certificate of Incorporation.

The term “Business Combination” is generally defined to include (a) any merger or consolidation of the Company or any subsidiary; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition or any security arrangement, investment, loan advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other similar arrangement (in one transaction or a series of related transactions), involving substantial part, as further described in the Certificate of Incorporation, of any assets, securities or commitments of the Company or any subsidiary; (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company or for any amendment to the By-Laws or to the Certificate of Incorporation proposed by or on behalf of any Interested Stockholder or an affiliate or associate of any Interested Stockholder, (d) any reclassification of securities (including any reverse stock split), or recapitalization of the Company or any similar transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of capital stock, or any securities convertible into capital stock or equity securities of any subsidiary, which is beneficially owned by any Interested Stockholder or any affiliate or associate of any Interested Stockholder; or (e) or any agreement, contract or arrangement providing for any one or more of such actions.

The term “Interested Stockholder” is generally defined as (a) a person having, or having publicly announced an intention to acquire, beneficial ownership of the Company’s voting shares; or (b) an affiliate or associate of the Company that within the two prior years was the beneficial owner of 10% or more of the voting shares.

Amendments to the Certificate of Incorporation

Certain articles of the Certificate of Incorporation, including the articles containing the classified board and business combination provisions described above and the article governing amendments to the Certificate of Incorporation, require the affirmative vote of the holders of not less than 80% of the outstanding voting shares of the Company.

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